March 12, 2012

Ms. Julie Sherman

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:  JDS Uniphase Corporation

Form 10-K for the fiscal year ended July 2, 2011

Filed August 30, 2011

File No. 000-22874

Dear Ms. Sherman:

This letter responds to the above referenced letter to Mr. David Vellequette, Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company”), regarding the Company’s Annual Report on Form 10-K for the year ended July 2, 2011 (the “Form 10-K”) filed on August 30, 2011 with the Securities and Exchange Commission (the “Commission”).  The comments of the staff of the Commission (the “Staff”) and the Company’s response to each of the items included in such comments are presented below.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 44

1.               We note that your fiscal year 2011 revenue has increased significantly as compared to 2010 and note your disclosure here and on pages 57 and 58 that the increase in 2011 revenues was due primarily to the acquisition of NSD and an increase in demand in most product lines. In light of the significant increase in revenue, please provide a thorough analysis of this significant increase that quantifies and discusses each material factor that caused this increase, including a discussion of price changes and volume changes by type of product. Also, disclose separately the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. The analysis should reveal underlying material causes of the factors described and any future impact on operating results. See Item 303 of Regulation S-K and FR-72 for guidance.

Company Response:

The increase in revenue in fiscal 2011 as compared to fiscal 2010 was primarily due to a broad and significant improvement both generally in the global macro-economic environment and specifically in the communication industries and optical communications markets in which the Company’s Communications and Commercial Optical Products (“CCOP”) and Communications and Test Measurement (“CommTest”) segments operate.  Net revenue in fiscal 2010, particularly the first half of the fiscal year, was adversely impacted by the worldwide global recession, which resulted in lower product volumes across the Company’s business segments. In comparison, the results for fiscal 2011 reflect the recovery from the worldwide recession which led to increased volumes, particularly in the Company’s CCOP and CommTest segments. These benefits were further realized by higher absorption of manufacturing cost in the CCOP and CommTest segments. The Company also realized the impact of a full year’s benefit from the NSD acquisition in fiscal 2011, which closed in the fourth quarter of fiscal 2010.  Other less important factors included improved product mix and manufacturing efficiencies.

The Company proposes to revise its disclosure in its future filings in response to this comment as shown in the following black-line version. The revised subsections noted below are not all of the subsections in the Results of Operations section, but rather those in which the Company believes additional disclosure may be useful to address the Staff’s comment.  The Company respectfully submits to the Staff that it will incorporate such additional disclosure, to the extent relevant, in its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) included in the Form 10-Q for the third fiscal quarter ending March 31, 2012.

Net Revenue: Page 45

Net revenue in fiscal 2011 increased 32.3%, or $440.6 million, to $1,804.5 million from $1,363.9 million in fiscal 2010.  This increase is primarily due to an increased demand ~~in the markets we serve~~ for our products driven by a broad based improvement in the global macro-economic environment, and specifically in the markets in which our segments operate.  The significant yearly revenue increase was magnified relative to fiscal 2010, because fiscal 2010 net revenue was adversely impacted by the worldwide global recession in the first half of fiscal 2010.  We saw the recovery from this recession begin during the second half of fiscal 2010 and continue at an increasing pace in fiscal 2011.  In addition to the impact of the improvements in the global macro-economic environment on demand for our products, there were other factors which contributed to our increase in net revenue, as discussed below.

CommTest revenue increased $160.3 million largely due to the NSD acquisition in May 2010, the fourth quarter of fiscal 2010, which contributed $112.3 million of the increase in revenue in fiscal 2011. The overall improvements in the macro-economic environment in fiscal 2011 helped drive an increase in revenues across a broad portfolio of our product lines, including Fiber, Video Broadband & Access and Metro/Transport.  CCOP revenue increased $271.5 million primarily due to improvements in the economic environment of the optical communication industry in fiscal 2011 that led to an increase in demand and volume of our Pluggables, High Powered Lasers, Modulators, Tunables, ROADMS, Commercial Lasers and Circuit Pack product lines.  Another factor in the fiscal 2011 increase in revenue was the introduction of new product platforms and product variants and the expansion of our market share in certain customer accounts.  The full year impact of revenue from new products such as Tunable XFP and Gesture Recognition in the CCOP segment, which were introduced in the second and third quarter of fiscal 2010, respectively, was realized in fiscal 2011. The CCOP segment released new ROADM product variants in fiscal 2011, which also contributed to the increase in net revenue. AOT revenue increased $8.8 million due to higher demand for Gesture Recognition and Transaction Card products.

Net Revenue, continued: Page 46, paragraph under the Net Revenue by Geographic Region Table

Net revenue was assigned to geographic regions based on the customers’ shipment locations. Net revenue for Americas included net revenue from United States of $695.9 million, $532.8 million and $474.0 million, for the fiscal years ended 2011, 2010, and 2009, respectively, based on customers’ shipment location. Net revenue from customers outside the Americas represented 51.4%, 51.5%, and 54.8% of net revenue for the fiscal years ended 2011, 2010, and 2009, respectively. Consolidated revenues increased year over year and in each geographical region in which we operate.  The proportion of consolidated revenues contributed by each geographical region did not change significantly from fiscal 2010 to fiscal 2011, consistent with the fact that the impact of the economic recovery on our business was broad based and global in nature. We expect revenue from our customers outside of North America to continue to be an important part of our overall net revenue and an increasing focus for net revenue growth.

Gross Margin:  Pages 46 and 47

Gross margin in fiscal 2011 increased 3.7 percentage points to 43.8% from 40.1% in fiscal 2010. The increase in gross margin is primarily due to ~~the increase in volume of~~ greater manufacturing efficiencies resulting from increases in product volume, which improved overhead absorption in our CCOP and CommTest segments, as well as improved product mix.  Our CCOP segment experienced higher absorption of manufacturing cost from higher product volumes, thereby increasing gross margin, particularly in our Pluggables, High Powered Lasers, Modulators, Tunables, ROADMS, Commercial Lasers and Circuit Pack product lines ~~in our CCOP segment and higher absorption of manufacturing cost driven by the increased demand in our CCOP segment.~~  Our CCOP segment also introduced new product platforms and product variants in fiscal 2010 and 2011 and further increased manufacturing efficiencies in fiscal 2011 as compared to fiscal 2010 from the on-going consolidation of CCOP manufacturing sites which took place in fiscal 2010 and fiscal 2009 contributing to an increase in gross margin. In our CommTest segment, the increase in gross margin is primarily due to improved product mix, which in part was driven by the acquisition of the NSD business in the fourth quarter of fiscal 2010 ~~and higher absorption of manufacturing cost driven by increased demand in our CommTest segment~~.  The acquisition of the NSD business helped to significantly improve product offering mix with an emphasis on software and solution sales contributing to higher gross margins for the overall CommTest segment.  As in our CCOP segment, CommTest also benefitted significantly from higher volumes of multiple product lines such as Fiber, Video Broadband & Access, Metro/Transport which also resulted in higher absorption of manufacturing cost thereby increasing gross margin.  Gross margin decreased slightly in the AOT segment due to change in product mix.

Financial Statements, page 67

Note 13. Income Taxes, page 105

2.               We note that you recorded an income tax benefit of $26 million in fiscal 2011 as a result of the release of a significant portion of your valuation allowance, as further discussed on pages 105 and 106. Giving specific consideration to negative evidence such as cumulative losses in recent years, as well as your discussion of continued economic uncertainty in the industry, please tell us in further detail why you believe that it is more likely than not that these deferred tax assets will be realized. We also note that you have reported a net loss for the period ended December 31, 2011, as part of your response, please tell us how your actual results for the period compare to the forecasts that appear to be heavily weighted as part of your conclusion. Refer to the guidance provided in FASB ASC 740-10-30-5e and 30-17 through 30-23 (formerly paragraphs 17(e) and 20 through 25 of SFAS 109). Please also revise your disclosure here and your critical accounting policies in MD&A in future filings to more fully explain how you reached your conclusion and how you weighted both the positive and negative evidence.

Company Response:

The valuation allowance release of $34.9 million relates to a subsidiary in a non-U.S. jurisdiction (the “foreign subsidiary”) and reflects only a portion of the deferred tax assets for the foreign subsidiary.  Under FASB ASC 740-10-30-5, “deferred taxes shall be determined separately for each tax-paying component (an individual entity or group of entities that is consolidated for tax purposes) in each tax jurisdiction.”  In addition, according to FASB ASC 740-10-30-5(e), deferred tax assets shall be reduced “by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.  The valuation allowance shall be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.”

Prior to the fiscal year ended July 2, 2011, the Company concluded that in its judgment a valuation allowance was required for the foreign subsidiary to reduce the deferred tax assets attributable to such foreign subsidiary to an amount that was more likely than not to be realized considering all positive and negative evidence that existed, including at the time a history of expiring operating losses and tax credit carryforwards (FASB ASC 740-10-30-21a), as well as unsettled circumstances related to continued economic uncertainty in the industry in the foreign jurisdiction specifically and reorganization activity that would adversely affect the foreign subsidiary’s future operations and profit levels on a continuing basis in future years (FASB ASC 740-10-30-21c).

However, during the fiscal year ended July 2, 2011, the Company considered the cumulative pre-tax income generated by the foreign subsidiary for the preceding three years and the fact that the finalization of the Company’s reorganization plans supported a conclusion that it was more likely than not that the foreign subsidiary would generate forecasted future pre-tax income sufficient to realize a portion of its deferred tax assets prior to the expiration of its operating losses and tax credit carryforwards.  Upon considering the relative impact of all evidence, both negative and positive, and the weight accorded to each, the Company concluded that in its judgment, under FASB ASC 740-10-30-23 and 24, it was more likely than not that a portion of the deferred tax assets of the foreign subsidiary would be realized and that such portion of the valuation allowance should be released.

For the fiscal year ended July 2, 2011, the Company’s total gross deferred tax assets were $2,730.1 million and the total valuation allowance provided against such total gross deferred tax assets was $2,611.2 million (after the release of the $34.9 million valuation allowance related to the foreign subsidiary).  The $34.9 million valuation allowance release represented approximately 1.3% of the Company’s total valuation allowance both before and after the release.

Separately, the Company respectfully submits that the net loss reported for the period ended December 31, 2011 is the consolidated net loss of the Company.  This consolidated net loss is not applicable in the determination of the deferred tax assets of a foreign subsidiary and the applicable valuation allowance for such foreign subsidiary.  The foreign subsidiary’s actual pre-tax income for the period was consistent with the forecast used for the release of the valuation allowance in fiscal 2011.

In order to further clarify the application of the Company’s critical accounting policies, the Company proposes to replace in future filings the following language in the MD&A section regarding the Fiscal 2011 Tax Benefit:

“Positive evidence included cumulative profitability, finalization of our reorganization activity during the year and a forecast of future taxable income sufficient to realize a portion of such deferred tax assets prior to the expiration of certain net operating loss and credit carryforwards.”

with:

“Previously, because of significant negative evidence including principally continued economic uncertainty in the industry in the foreign jurisdiction specifically and reorganization activity that would adversely affect the foreign subsidiary’s future operations and profit levels on a continuing basis in future years, the Company determined that it was more likely than not that the deferred tax assets would not be realized.  However, during fiscal 2011, the foreign subsidiary had realized cumulative pre-tax income for the preceding three years and as a result of the finalization of the Company’s reorganization plans during the year had forecasted future pre-tax income sufficient to realize a portion of its deferred tax assets prior to the expiration of its operating losses and tax credit carryforwards.  Upon considering the relative impact of all evidence, both negative and positive, and the weight accorded to each, the Company concluded that it was more likely than not that a portion of the deferred tax assets of the foreign subsidiary would be realized and that such portion of the valuation allowance should be released.”

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With this letter, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to resolution of the pending comments.  Please contact me should you have any further questions.

Respectfully yours,

/s/ DAVID VELLEQUETTE

David Vellequette
Executive Vice President and Chief Financial Officer
Principal Accounting and Financial Officer